SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

74838 K306

(CUSIP Number)

December 22, 2010

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 74838 K306	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald R. Scifres
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 36,158,594
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 36,158,594
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,158,594
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74838 K306	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:
Sorrento Therapeutics, Inc. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices:
6042 Cornerstone Ct. West, Suite B, San Diego, CA 92121

Item 2.

(a)	Name of Person Filing:
Donald R. Scifres

(b)	Address of Principal Business Office:
480 San Antonio Rd., Suite 200, Mountain View, CA 94040

(c)	Citizenship:
USA

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
74838 K306

Item 3.	If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this statement is provided as of December 22, 2010:

(a)	Amount Beneficially Owned:

36,158,594 shares. Includes (i) 25,000,000 shares of common stock held in The Donald R. Scifres 2010 Annuity Trust V of which Mr. Scifres is trustee; (ii) 11,008,408 shares of common stock held in The Donald R. Scifres 2009 Annuity Trust L of which Mr. Scifres is trustee; and (iii) 150,186 shares of common stock held in SDL Ventures, LLC in which Mr. Scifres has a controlling interest.

(b)	Percent of Class:

Approximately 14.4% of the shares of Common Stock outstanding as of December 22, 2010, assuming 250,798,413 shares outstanding including 225,084,127 shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2010, plus an additional 25,714,286 shares issued and sold on December 22, 2010 as reported in the Issuer’s Current Report on Form 8-K filed on December 23, 2010.

CUSIP No. 74838 K306	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
36,158,594
	(ii)	shared power to vote or to direct the vote:
0
	(iii)	sole power to dispose or to direct the disposition of:
36,158,594
	(iv)	shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of the Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74838 K306	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2012

/s/ Donald Scifres
Donald Scifres